UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated June 22, 2012

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Turkcell Plaza
Mesrutiyet Caddesi No. 153
34430 Tepebasi
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure:  A press release dated June 22, 2012 regarding the Capital Market’s board decision on Turkcell’s compliance with corporate governance principles.

June 22, 2012

ANNOUNCEMENT REGARDING CAPITAL MARKETS BOARD DECISION ON OUR
COMPANY’S COMPLIANCE WITH CORPORATE GOVERNANCE PRINCIPLES

Subject: Statement made pursuant to Circular VIII, No: 54 of the Capital Markets Board

                                                                                                     Istanbul Stock Exchange

ISTANBUL

Special Subjects:

We have announced the decision of the Company’s Statutory Auditors to convene the Turkcell Annual General Meeting on June 29, 2012. The Capital Markets Board (CMB)decision concerning the draft amendments to the Articles of Association andthe list of independent board member candidatessubmitted to the CMB by the Company’s StatutoryAuditorsrelating to the 3rd and 4th items of the meeting agenda included in accordance with the CMB’s Communiqué on the Determination and Implementation of Corporate Governance Principles, is presented below.

The resolution issued in the CMB Weekly Bulletin (No. 2012/25) dated June 21, 2012:

“Upon evaluation on the list of independent nominees pertaining to the board of directors and draft amendments to the Articles of Association, which were both submitted to the Capital Markets Board in connection to compliance with Corporate Governance Principles, attached to the Communiqué on Determination and Implementation of Corporate Governance Principles, Serial.IV and No.56;
It has been decided:

a) Not to evaluate the list of nominee independent members of the board of directors, due to the absence of a board of directors’ resolution regarding the list of nominees with the CMB; accordingly to issuea negative opinion without making any evaluation in respect of each and every nominee board member proposed by the Company and the Company’s StatutoryAuditors,

b) Not to evaluate the draft amendments of the Articles of Association for which the evaluation was requested by the Company’s Statutory Auditors since no board of directors resolution was provided by Turkcell to the CMB regarding any such amendments,

c) To give notice to Turkcell  to promptly apply to the CMB for approval of the draft amendments of the Articles of Association which shall be prepared for compliance with Corporate Governance Principles, and of the list of independent board members’ nominees which shall be determined in accordance with the procedures set out in the Communiqué, and to inform the Company that in case of failure to fulfill the requirements of the Communiqué, legal proceedings, including the provisions set out in sub-article (z) of the first paragraph of Article 22 of the Capital Market Act, may be commenced against the Company.”

(Disclaimer: The above text is a translation of a document prepared in Turkish. This translation has been prepared and provided for the convenience of English speaking readers only. The company does not guarantee the accuracy of the translation.  In the event that there is any discrepancy between the Turkish and English versions, the Turkish version will prevail.)

TURKCELL ILETISIM HIZMETLERI A.S.

For further information please e-mail to investor.relations@turkcell.com.tr or call Turkcell Investor Relations (+ 90 212 313 1888)

You can now follow the most up-to-date Turkcell developments on twitter by clicking on the link below.

http://twitter.com/TurkcellNews

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.
Date: June 22, 2012	By:	/s/Koray Öztürkler
Name: Koray Öztürkler Title: Chief Corporate Affairs Officer

TURKCELL ILETISIM HIZMETLERI A.S.
Date: June 22, 2012	By:	/s/Nihat Narin
Name: Nihat Narin Title: Investor & Int. Media Relations – Division Head